

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2016

<u>Via Email</u>
Mr. D. Craig Kesler, CFO
Eagle Materials Inc.
3811 Turtle Creek Blvd., Suite 1100
Dallas, Texas 75219

  Re: **Eagle Materials Inc.**
    Form 10-K for Fiscal Year Ended March 31, 2015
    Filed May 22, 2015
    File No. 1-12984

Dear Mr. Kesler:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Terence O'Brien

        Terence O'Brien,
        Branch Chief